UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Notice of the Future Business or Management Plans (Fair Disclosure)

ø The following is a future plan, which may be subject to change.
1. Future Business Plans		Turning the chasm into opportunities, POSCO Holding plans to complete a full value chain, boost business competitiveness and take the lead in the next-generation battery market
2. Details of plan and activity schedule	Purpose	To provide an explanation on POSCO Group’s Li-ion battery materials business
Details of plan

☐  The Revenue Target for Li-ion Battery Material Business in 2026

- KRW 11 trillion (Based on aggregated basis, before Inter-Company Transaction Adjustment)

☐  Production Plans for Major Li-ion Battery Materials in 2026 (in thousand tons )

- Lithium : 96 thousand tons

- Nickel : 48 thousand tons (excluding secured volume by precursor joint ventures)

- Cathode materials : 395 thousand tons

- Anode Materials : 114 thousand tons

☐  Business Strategy for Li-ion Battery Materials

- Lithium : Use the chasm to our advantage by expanding business through acquiring promising assets and diversify technology options for various lithium resources

- Nickel : Increase synergy with the cathode business by building an IRA-compliant nickel production system

- Recycle : Diversify customer base and enter European/North American markets utilizing recycle hub operation experiences

- Cathode : Diversify product portfolio and customer base including global OEMs and cell makers

- Anode : Establish full anode line-up to supply IRA-compliant products

- Next-Generation Battery Materials : Establish supply chain for key components for all-solid-state batteries and expedite entry into next-generation battery materials market by accelerating technology development based on partnerships with customers

	Proposed schedule	Start date	-
		End date	December 31, 2026
	Expected investment amount (KRW)	-
	Expected results	Become a global leading provider of raw and materials pursuing synergy within POSCO Group
3. Potential difficulties in implementation		-
4. Date of board resolution (decision date)		July 12, 2024
5. Details of information released	Information providers	Finance & IR Team, POSCO Holdings
	Information recipients	Institutional investors and securities analyst
	Date & time of information released	July 12, 2024 (14:00 KST)
	Title and place of event held	The 3rd POSCO Group LiB Materials Business Value Day (Art Hall, 4F West Wing, POSCO Center)
6. Contact points (Dept. name/tel.)		02-3457-5112
7. Other matters to be factored into investment decisions

1. Above 2. ‘Details of plan and activity schedule’ includes predictive information about the future and may vary depending on changes in the business environment and management plans.

2. Above 4. ‘Decision date’ is information provision date.

3. For more information, please refer to the attached file or our company website (http://www.posco-inc.com).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: July 12, 2024	By	/s/ Kim, Seung-Jun
(Signature)
Name: Kim, Seung-Jun
Title: Executive Vice President